The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Stock Code: 8282)
ANNOUNCEMENT
The board of directors (the “Board”) of TOM Online Inc. (the “Company”) hereby announces that a meeting of the Board will be held at the Board Room, 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong on Monday, 23 July 2007 at 2:30 p.m. for the following purposes:-
1.	To consider and approve the half-year results of the Company and its subsidiaries for the six months ended 30 June 2007 and approve the draft announcement in respect of the half-year results to be published on the GEM website and the website of the Company;

2.	To consider the payment of an interim dividend, if any;

3.	To consider the closure of the Register of Members, if necessary; and

4.	To transact any other business.

By Order of the Board
TOM ONLINE INC.
Pessy Yu
Company Secretary
Hong Kong, 10 July 2007

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)
This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.
This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.
* for identification purpose

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